Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007

Income before income taxes	$2,532	$3,135	$3,021	$1,272	$1,016	$1,820
Less: Net income (loss) attributable to non-controlling interests(1)	22	2	(13)	22	(155)	364

Pre-tax income attributable to BlackRock, Inc.	2,510	3,133	3,034	1,250	1,171	1,456
Add: Fixed charges	190	236	209	104	102	80

Distributions of earnings from equity method investees	29	30	14	18	28	23
Less: (Losses) earnings from equity method investees	124	23	141	30	(294)	84

Pre-tax income before fixed charges	$2,605	$3,376	$3,116	$1,342	$1,595	$1,475

Fixed charges:
Interest expense	$158	$176	$150	$68	$69	$52
Interest expense on uncertain tax positions(2)	—	10	8	8	5	2
Portion of rent representative of interest	32	50	51	28	28	26

Total fixed charges	$190	$236	$209	$104	$102	$80

Ratio of earnings to fixed charges	13.7x	14.3x	14.9x	12.9x	15.6x	18.4x

(1)	Amounts include redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the condensed consolidated statements of income.